Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown.

Ratio of earnings to fixed charges	Six months ended June 30,	Year ended December 31,
	2016	2015	2014	2013	2012	2011
		(Dollars in thousands)
Earnings:
Income from continuing operations before taxes	$27,480	$48,648	$46,288	$37,419	$31,838	$28,563
Fixed charges excluding deposits and preferred stock dividends:	3,602	6,015	4,764	4,402	7,815	9,862

Subtotal	31,082	54,663	51,052	41,821	39,653	38,425
Interest on deposits	4,609	5,755	5,064	6,089	8,344	10,878

Total	$35,691	$60,418	$56,116	$47,910	$47,997	$49,303

Fixed charges:
Interest excluding deposits	$3,047	$5,118	$3,873	$3,568	$7,102	$9,233
Interest component on rentals*	555	897	891	834	713	629
Preferred stock dividends	—	—	—	—	620	2,167

Subtotal	3,602	6,015	4,764	4,402	8,435	12,029
Interest on deposits	4,609	5,755	5,064	6,089	8,344	10,878

Total	$8,211	$11,770	$9,828	$10,491	$16,779	$22,907

Ratio of earnings to fixed charges:
Excluding interest on deposits	8.63	9.09	10.72	9.50	4.70	3.19
Including interest on deposits	4.35	5.13	5.71	4.57	2.86	2.15

*	Interest component on rentals estimated to be one-third of rentals

For the purpose of computing the consolidated ratio of earnings to fixed charges, “earnings” consist of income before income taxes plus fixed charges. “Fixed charges” consist of interest on borrowings, an estimate of the interest within rent expense, and preferred dividends (where applicable). In addition, where indicated, fixed charges includes interest on deposits.